Exhibit 12.2

California Water Service Group

Computation of Ratios of Earnings to Fixed Charges

Including Preferred Stock Dividends

In thousands except ratios

	Year ended December 31,
	2011	2010	2009	2008	2007
Earnings(1):
Income before income tax expense	$60,878	$62,211	$67,916	$63,936	$51,882

Fixed charges expensed and capitalized	32,455	27,936	24,394	20,591	19,719
Capitalized interest	(2,741)	(1,563)	(3,081)	(3,411)	(2,585)
Preferred dividend requirement	—	—	—	(114)	(153)
	$90,592	$88,584	$89,229	$81,002	$68,863

Fixed Charges:
Interest expensed and capitalized, and amortization of capitalized expense related to indebtedness	$32,455	$27,936	$24,394	$20,591	$19,719
Estimated interest component of rent expense	474	338	329	237	221
Preferred dividend requirement	—	—	—	114	153
	$32,929	$28,274	$24,723	$20,942	$20,093
Ratio of earnings to fixed charges including preferred stock dividends	$2.75	$3.13	$3.61	$3.87	$3.43

(1)   As defined by Item 503(d) of Regulation S-K